
CM 2/27/02


02006314

2/27/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49219

RECEIVED FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bloomberg Tradebook LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Foley (212) 318-2247
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31, 2001, ~~19~~xxxx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

ERIC S. SCHWARTZMAN
Notary Public, State of New York
No. 31-5082837
Qualified in New York County
Commission Expires July 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC and Subsidiary

Consolidated Statement of Financial Condition

As of December 31, 2001

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Bloomberg Tradebook LLC and Subsidiary (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 12, 2002

BLOOMBERG TRADEBOOK LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 33,371,317
Due from B-Trade Services LLC, net of allowance of $583,565	8,707,812
Due from BNY Clearing Services LLC	22,487
Due from Bloomberg Tradebook Bermuda Ltd	1,077,183
Due from Bloomberg Tradebook Australia Pty Ltd	5,368
Due from Bloomberg Tradebook do Brasil Ltda	41,438
Investment in NASDAQ	6,503,300
Other assets	551,584
Deferred tax assets	303,027
TOTAL ASSETS	$ 50,583,516
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,986,736
Due to Bloomberg L.P.	9,179,346
Due to Bloomberg Tradebook Europe Ltd	791,820
Due to Bloomberg Tradebook Japan KK	149,815
Due to Bloomberg Tradebook Hong Kong Limited	33,379
Due to Bloomberg Tradebook Canada Company	9,407
Equity equivalency certificates, net	7,814,369
TOTAL LIABILITIES	19,964,872
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	30,618,644
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 50,583,516

The accompanying notes are an integral part of this consolidated financial statement.

BLOOMBERG TRADEBOOK LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg L.P. ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company. The accompanying consolidated financial statement, which include the accounts of the Company and its wholly owned subsidiary, Bloomberg Tradebook LLC–Canadian Branch, have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company relies on Bloomberg to provide administration, management, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. The Company receives allocated expenses from Bloomberg for these services (see Note 5). The Company considers the allocations to be reasonable. However, the financial position of the Company may differ from that which may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg.

The Company was formed to provide customers of the Bloomberg Financial Information Network the ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("System"). Pursuant to a transaction agreement with B-Trade Services LLC ("B-Trade") and BNY ESI & Co., Inc. ("ESI"), the Company is the introducing broker and B-Trade and ESI perform the execution, clearing and settlement activities for US equities transactions. Pursuant to a fully disclosed execution and clearing agreement with BNY Clearing Services LLC ("BNY"), the Company is the introducing broker and BNY performs the execution, clearing and settlement activities for US fixed income securities transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimate in the consolidated financial statement is the allowance for doubtful accounts. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains all of its cash and cash equivalents with one major financial institution.

Fair Value

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments. Investment in NASDAQ represents NASD ownership interest held at cost which approximates fair value at December 31, 2001.

Translation of Foreign Currency

Assets and liabilities of the Company's foreign subsidiary are translated at current exchange rates. Translation adjustments were not material in the year ending December 31, 2001.

3. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Equity equivalency certificates	$ 279,684
Allowance for doubtful accounts	23,343
Total	$ 303,027

4. EQUITY EQUIVALENCY CERTIFICATES

Equity Equivalency Certificates ("EECs") are financial instruments issued to certain employees, including shareholders of the General Partner. Pursuant to the "Equity Equivalency Agreement," each EEC issued is valued at the greater of $33.33 for the one-year certificates and $66.66 for the two-year certificates, or the increase in BLOOMBERG PROFESSIONAL terminal installations (for which customers are being charged at least $700 per month) over one-year or two-year valuation periods, multiplied by $0.03 plus an amount based on non-terminal revenues during the valuation period.

An employee's rights vest under this plan on the anniversary date of employment following the end of the valuation period. Actual consideration for the value of the EECs is due within 35 days from the vesting date. Consideration on all EECs may be made in either cash or Partnership units at the discretion of the General Partner. The EECs are nonassignable, and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

4. EQUITY EQUIVALENCY CERTIFICATES (continued)

The Company records the EECs at the beginning of the valuation period and amortizes the EECs over the valuation period based on the greater of either \$33.33 or \$66.66 per EEC, or the cumulative increase in terminal installations (for which customers are being charged at least \$700 per month) during the valuation period multiplied by \$0.03 plus an amount based on non-terminal revenues during the valuation period.

The Company has recorded EECs in the consolidated statement of financial condition as a payable of \$7,814,369. The unearned compensation of \$363,942 reflects the unamortized balance as of December 31, 2001. The gross payable for EECs at December 31, 2001 amounted to \$8,718,311.

5. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. The Company must reimburse Bloomberg for certain expenses and expenditures incurred on behalf of the Company. As of December 31, 2001, \$9,179,346 is payable to Bloomberg.

Bloomberg Tradebook Europe Ltd ("BTEL"), a subsidiary of Bloomberg, provides marketing services to the Company in the United Kingdom. Pursuant to a services agreement, the Company must pay BTEL a fee for such services, equal to the product of .50 times 110% of the subsidiaries' operating costs for expenses related to the equity products. The company must pay BTEL a fee equal to 110% of the subsidiaries operating costs for expenses related to the fixed income product. As of December 31, 2001, \$791,820 is still payable to BTEL.

Bloomberg Tradebook Japan KK ("BTJK"), a subsidiary of Bloomberg, provides marketing services to the Company in Japan. Pursuant to a services agreement, the Company must pay BTJK a fee for such services, equal to the product of .50 times 110% of the operating costs. As of December 31, 2001, \$149,815 is still payable to BTJK.

5. RELATED PARTY TRANSACTIONS (Continued)

Bloomberg Tradebook Hong Kong Limited ("BTHKL"), a subsidiary of Bloomberg, provides marketing services to the Company in Hong Kong. Pursuant to a services agreement, the Company must pay BTHKL a fee for such services, equal to the product of .50 times 110% of operating costs. As of December 31, 2001, $33,379 is still payable to BTHKL.

Bloomberg Tradebook Australia Pty Ltd ("BTAPL"), a subsidiary of Bloomberg, provides marketing services to the Company in Australia. Pursuant to a services agreement, the Company must pay BTAPL a fee for such services, equal to the product of .50 times 110% of the operating costs. The Company funded BTAPL during 2001, and has a receivable from BTAPL of $5,368 as of December 31, 2001.

Bloomberg Tradebook Canada Company ("BTCC"), an affiliate of the Company, provides marketing services to the Company in Canada. Pursuant to a services agreement, the Company must pay BTCC a fee for such services, equal to the product of .50 times 110% of the operating costs. As of December 31, 2001, $9,407 is still payable to BTCC.

Bloomberg Tradebook do Brasil Ltda ("BTDBL"), a subsidiary of Bloomberg, provides marketing services to the Company in Brazil. Pursuant to a services agreement, the Company must pay BTDBL a fee for such services, equal to 115% of the operating costs. The Company funded BTDBL during 2001, and has a receivable from BTDBL of $41,438 as of December 31, 2001.

The Company provides marketing services to Bloomberg Tradebook Bermuda Limited ("BTBL"). Pursuant to a service agreement, BTBL must pay the Company a fee for such services equal to the product of .05 time 110% for these costs. The Company has a receivable of $1,077,183 from BTBL as of December 31, 2001.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

6. NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2001, the Company had net capital of $13,568,330, which exceeded the minimum net capital requirement of $1,330,991 by $12,237,339. The ratio of aggregate indebtedness to net capital was 1:47 to 1:00.

The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions related to customer securities.

7. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces ("CCI"), which are executed, cleared and settled by B-Trade, ESI and BNY (collectively the "Clearing Brokers"). These activities may expose the company to risk of loss. If a failed trade occurs, the clearing brokers will bear the entire cost of settling that trade and the Company will not receive commission revenue resulting from originating the transaction. The clearing brokers may, with respect to any month, retain from the portion of revenues reimbursable to Company, an amount not exceeding the amount of losses suffered by the clearing brokers that are a result of participant defaults occurring within such month, so long as such defaults are not the sole responsibility of the clearing brokers pursuant to the clearing agreements between the clearing brokers and the Company. In case of losses that have not been deducted from portion of revenues reimbursable to the Company, the clearing brokers shall be entitled to recover out of future revenues up to an aggregate of $1 million during the term of such agreements. The clearing brokers must report any participant default to the Company promptly upon becoming aware of such default.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.